August 7, 2024

Waqas Nakhwa
Chief Executive Officer
Blue Chip Technologies Corp.
Icon Tower, # 105
First Floor
Dubai Internet City
Dubai, UAE

       Re: Blue Chip Technologies Corp.
           Amendment No. 1 to Registration Statement on Form 10-12G Filed July 12, 2024
           File No. 000-56634
Dear Waqas Nakhwa:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response and any amendment you may file in response to this letter, we may have additional comments.

Form 10-12G/A filed July 24, 2024
Description of Business
Integration Into Products & Technology, page 9

1. We note your response to prior comment 2, and we reissue in part. Please indicate the products incorporating each technology in your pipeline and the stage of development of each technology, including a timeline of when you anticipate the commercial launch of each product or service.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
33

2. We note your revisions in response to prior comment 4 and reissue our comment as certain financial information disclosed in your MD&A remains inconsistent with the financial statements. For example, on page 34 you indicate your net loss in 2023 increased
 August 7, 2024
Page 2

       as compared to 2022 when it decreased. In addition, on page 36 the total promissory notes payable at March 31, 2024 and December 31, 2023 do not agree with the respective amounts on the balance sheets.
Exhibit Index, page 47

3. Please refile Exhibit 3.1 in the proper text-searchable format. It was uploaded as an image. For guidance, refer to Item 301 of Regulation S-T.
Financial Statements
Balance Sheets, page F-2

4. We note the correction of errors in response to prior comments 6 and 8. In a separate footnote, clearly disclose errors have been corrected and fully comply with the disclosure guidance in ASC 250-10-50-7. In addition, on the face of your financial statements above the year-end 2023 and interim period 2024 columns, indicate that the information has been restated.
Statement of Operations, page F-3

5. We note your response to prior comment 8 and reissue in part relative to the 38,944,965 shares of common stock issued for services valued at $7,788,993 in 2022.
6. Revise your income statement presentation of the loss on acquisition of intangible assets so that it is included within loss from operations. Refer to ASC 350-30-45-2.
Statement of Stockholders' Deficit, page F-15

7. Please revise to correct the line-item caption for stock issued for intangible assets.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Anastasia Kaluzienski at 202-551-3685 or Robert Littlepage at 202-551-
3361 if you have questions regarding comments on the financial statements and related matters. Please contact Charli Wilson at 202-551-6388 or Matthew Crispino at 202-551-3456
with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Technology
cc:   Jessica Lockett